Exhibit 11

AMENDMENT NO. 6 TO

SIXTH AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP

OF
CROSSTEX ENERGY, L.P.

This AMENDMENT NO. 6 TO SIXTH AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF CROSSTEX ENERGY, L.P. (this “Amendment”), dated as of March 7, 2014, is entered into by EnLink Midstream GP, LLC (formerly known as Crosstex Energy GP, LLC), a Delaware limited liability company (the “General Partner”), as general partner of EnLink Midstream Partners, LP (formerly known as Crosstex Energy, L.P.), a Delaware limited partnership (the “Partnership”).  Capitalized terms used but not defined herein are used as defined in the Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated as of March 23, 2007, as amended by Amendment No. 1, dated as of December 20, 2007, Amendment No. 2, effective as of January 1, 2007, Amendment No. 3, dated as of January 19, 2010, Amendment No. 4, dated as of September 13, 2012 thereto and Amendment No. 5, dated as of February 27, 2014 (as so amended, the “Partnership Agreement”).

RECITALS:

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner or Assignee, may amend any provision of the Partnership Agreement to reflect a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect. The General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.

WHEREAS, Section 5.6 of the Partnership Agreement provides that the General Partner, without the approval of any Limited Partners, may issue additional Partnership Securities, or classes or series thereof, for any Partnership purpose at any time and from time to time, and may issue such Partnership Securities for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion, all without the approval of any Limited Partners.

WHEREAS, Section 13.1(g) of the Partnership Agreement provides that the General Partner, without the approval of any Partner or Assignee, may amend any provision of the Partnership Agreement to reflect an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization or issuance of any class or series of Partnership Securities pursuant to Section 5.6 of the Partnership Agreement.

WHEREAS, Devon Energy Corporation, a Delaware corporation, Devon Gas Corporation, a Delaware corporation, Devon Gas Services, L.P., a Texas limited partnership, and Southwestern Gas Pipeline, Inc., a Texas corporation (collectively, the “Contributing Parties”), and EnLink Midstream Operating, LP (formerly known as Crosstex Energy Services, L.P.), a Delaware limited partnership, and the Partnership entered into that certain Contribution Agreement (the “Contribution Agreement”) dated October 21, 2013, pursuant to which the Contributing Parties will contribute membership interests and limited partner interests in certain Delaware limited liability companies and limited partnerships, as applicable, in exchange for aggregate consideration that includes the issuance of Class B Common Units.

WHEREAS, the General Partner has determined that it is in the best interest of the Partnership to adopt this Amendment in order to (i) provide for the issuance of the Class B Common Units to certain persons pursuant to the Contribution Agreement and (ii) reflect changes to the name of the Partnership, the General Partner and the Operating Partnership, which name changes were effected as of the date hereof.

WHEREAS, acting pursuant to the power and authority granted to it: (i) under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that this Amendment to the Partnership Agreement does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, and (ii) under Section 13.1(g) of the Partnership Agreement, the General Partner has determined that this Amendment to the Partnership Agreement is necessary and advisable in connection with the authorization of issuance of the Class B Units.

NOW, THEREFORE, the Partnership Agreement is amended as follows:

Section 1.                                           Amendment Relating to Class B Common Units.

(a)           Section 1.1 is amended to add or amend and restate the following definitions in the appropriate alphabetical order:

(i)            “Class B Capital Amount” has the meaning ascribed to such term in Section 5.5(a).

(ii)           “Class B Common Unit” means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees, and having the rights and obligations specified with respect to the Class B Units in this Agreement.

(iii)          “Class B Conversion Effective Date” has the meaning assigned to such term in Section 5.16(b)(vi).

(iv)          “Closing Quarter” means the Quarter commencing on January 1, 2014.

(v)           “2013 Contribution Agreement” means the Contribution Agreement by and among the Contributing Parties, the Partnership and Crosstex Energy Services, L.P., dated as of October 21, 2013.

(vi)          “Contribution Agreement Closing Date” means the date of the closing of the contribution of membership interests in certain Delaware limited liability companies, pursuant to the 2013 Contribution Agreement.

(vii)         “Contribution Agreements” means, collectively, the First Contribution Agreement, the Closing Contribution Agreement and the 2013 Contribution Agreement.

(viii)        “Partnership Security” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including, without limitation, Common Units, Class B Common Units, Series A Preferred Units, and Incentive Distribution Rights.

(ix)          “Preceding Quarter” means the Quarter immediately prior to the Closing Quarter.

(x)           “Retained Converted Class B Common Units” has the meaning assigned to such term in Section 5.5(c)(iii).

(xi)          “Unit” means a Partnership Security that is designated as a “Unit” and shall include Common Units, Class B Common Units, Subordinated Units and Series A Preferred Units, but shall not include (i) General Partner Units (or the General Partner Interest represented thereby) or (ii) Incentive Distribution Rights.

(xii)         “Unit Majority” means at least a majority of the Outstanding Units.

(b)           Section 1.1 of the Partnership Agreement is hereby further amended to amend and restate the final sentence to the definition of “Common Unit” as follows:

The term “Common Unit” does not refer to a Senior Subordinated Unit, a Senior Subordinated Series C Unit, a Senior Subordinated Series D Unit, a Subordinated Unit or a Class B Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

(c)           Section 4.8(c) of the Partnership Agreement is amended to add the following sentence at the end of such section as follows:

The transfer of a Class B Common Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 5.16(b)(vi)(y).

(d)           Section 5.5(a) of the Partnership Agreement is amended to add the following at the end of such section:

The initial Capital Account balance in respect of each Class B Common Unit shall equal (A) the closing price of a Common Unit on the National Securities Exchange on the Contribution Agreement Closing Date less (B) if the Class B Common Units are outstanding on the Record Date for the distribution on the Common Unit with respect to the Preceding Quarter, the amount of that distribution less (C) the excess of (x) the amount of distribution paid per Common Unit with respect to the Closing Quarter, over (y) the amount of distribution paid per Class B Unit with respect to the Closing Quarter (the “Class B Capital Amount”), and the initial Capital Account balance of each holder of Class B Common Units in respect of all Class B Common Units held shall be the product of such Class B Capital Amount multiplied by the number of Class B Common Units held thereby.

(e)           Article V is amended to add a new Section 5.16 creating a new series of Units to read in its entirety:

Section 5.16.          Establishment of Class B Common Units.

(a)           General. The General Partner hereby designates and creates a series of Units to be designated as “Class B Common Units” and consisting of a total of 120,542,441 Class B Common Units, having the same rights and preferences, and subject to the same duties and obligations as the Common Units, except as set forth in this Section 5.16.

(b)           Rights of Class B Common Units. During the period commencing upon the date of issuance of the Class B Common Units and ending on the Class B Conversion Effective Date, the Class B Common Units shall have the following rights and preferences and shall be subject to the following duties and obligations:

(i)            Allocations. Except as otherwise provided in this Agreement, all items of Partnership income, gain, loss, deduction and credit shall be allocated to the Class B Units to the same extent as such items would be so allocated if such Class B Units were Common Units that were then Outstanding.

(ii)           Distributions. Except as otherwise provided in this Agreement, the Class B Units shall have the right to share in partnership distributions of Available Cash pursuant to Section 6.3, 6.4 or 6.5 on a pro rata basis with the Common Units (excluding distributions with respect to (A) the Closing Quarter and (B) the Preceding Quarter), so that the amount of any Partnership distribution to each Common Unit will equal the amount of such distribution to each Class B Unit. The Class B Units shall have the right to share in Partnership distributions of Available Cash pursuant to Section 6.3, 6.4 or 6.5 with respect to the Closing Quarter, so that the amount of any Partnership distribution to each Class B Unit in respect of such Quarter will equal (A) the amount of the distribution in respect of such Quarter to each Common Unit multiplied by (B) a fraction, (x) the numerator of which is the number of days commencing with the Contribution Agreement Closing Date and ending with the last day of such Quarter and (y) the denominator of which is the total number of days in such Quarter.

(iii)         Voting Rights.  Prior to the Class B Conversion Effective Date, the Class B Units shall be entitled to vote as a single class with the holders of the Common Units on any matters on which Unitholders are entitled to vote, and shall be entitled to vote as a separate class on any matter that adversely affects the rights or preferences of the Class B Units in relation to other classes of Partnership Interests (including as a result of a merger or consolidation) or as required by law. The approval of a majority of the Class B Units shall be required to approve any matter for which the holders of the Class B Units are entitled to vote as a separate class. Each Class B Unit will be entitled to the number of votes equal to the number of Common Units into which a Class B Unit is convertible at the time of the record date for the vote or written consent on the matter.

(iv)         Certificates.  The Class B Units will not be evidenced by certificates.  The Class B Units may be assigned or transferred in a manner identical to the assignment and transfer of Common Units.

(v)           Registrar and Transfer Agent.  The General Partner will act as registrar and transfer agent of the Class B Units.

(vi)         Conversion.

(x) Each Class B Unit shall automatically convert into one Common Unit (subject to appropriate adjustment in the event of any split-up, combination or similar event affecting the Common Units or other Units that occurs prior to the conversion of the Class B Units) effective as of the first Business Day following the Record Date for the distribution with respect to the Quarter in which the Contribution Agreement Closing Date occurs (the “Class B Conversion Effective Date”) without any further action by the holders thereof and without the approval of any Partner. The terms of the Class B Units will be changed, automatically and without further action, on the Class B Conversion Effective Date so that each Class B Unit is converted into one Common Unit and, immediately thereafter, none of the Class B Units shall be Outstanding; provided, however, that such converted Class B Units will remain subject to the provisions of Section 5.16(b)(vi)(y) and 6.13. Such conversion shall be effective as of the Class B Conversion Effective Date, and the Person entitled to receive the Common Units issuable upon such conversion shall be treated for all purposes as the record holder of such Common Units as of such date.

(y)           A Unitholder holding a Class B Unit that has converted into a Common Unit pursuant to Section 5.16(b)(vi)(x) shall not be permitted to transfer its converted Class B Units to a Person which is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that a converted Class B Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit; provided, however, that the comparison of such federal income tax characteristics shall be made by comparing the federal income tax characteristics of an Initial Common Unit and the converted Class B Unit in the hands of a purchaser for cash of such converted Class B Unit for its fair market value.

(vii)         Common Unit Issuance. On the Class B Conversion Effective Date, the Partnership shall cause the Transfer Agent to reflect the issuance of the Common Units book entry on the books and records of the Partnership.

(f)            Section 6.1(d)(iii)(A) is amended and restated to read in its entirety:

(A)          If the amount of cash or the Net Agreed Value of any property distributed (except (x) for any difference resulting from the application of Section 5.16(b)(ii) to the Closing Quarter or the Preceding Quarter or (y) cash or property distributed or deemed distributed pursuant to Section 12.4) to any class of Unitholder with respect to its Units (other than to the Series A Preferred Unitholders with respect to the Series A Preferred Units) for a taxable period is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to any other class of Unitholders (other than (i) the class of Unitholders holding Series A Preferred Units and (ii) the class of Unitholders holding Class D Units, but only in cases where allocations have not previously been made under 6.1(d)(ix)(E)) with respect to their Units (on a per Unit basis) for such taxable period, then (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders (other than (i) the class of Unitholders holding Series A Preferred Units and (ii) the class of Unitholders holding Class D Units, but only in cases where allocations have not previously been made under 6.1(d)(ix)(E)) receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated gross income in an aggregate amount equal to the product obtained by multiplying (aa) the quotient determined by dividing (x) the General Partner’s Percentage Interest at the time in which the greater cash or property distribution occurs, by (y) the sum of 100% less the General Partner’s Percentage Interest at the time in which the greater cash or property distribution occurs times (bb) the sum of the amounts allocated in clause (1) above.

Section 2.              Amendment Relating to Name Changes.  Each reference in the Partnership Agreement to: (a) “Crosstex Energy, L.P.” is hereby amended and replaced with “EnLink Midstream Partners, LP”, (b) “Crosstex Energy GP, LLC” is hereby amended and replaced with “EnLink Midstream GP, LLC” and (c) “Crosstex Energy Services, L.P.” is hereby amended and replaced with EnLink Midstream Operating, LP.

Section 3.              General Authority. The appropriate officers of the General Partner are hereby authorized to make such further clarifying and conforming changes they deem necessary or appropriate, and to interpret the Partnership Agreement, to give effect to the intent and purpose of this Amendment.

Section 4.              Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 5.              Governing Law. This Amendment will be governed by and construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the General Partner has executed this Amendment to be effective as of the date first set forth above.

GENERAL PARTNER:

CROSSTEX ENERGY GP, LLC

By:	/s/ Michael J. Garberding
Michael J. Garberding
Executive Vice President and
Chief Financial Officer

SIGNATURE PAGE TO AMENDMENT

TO LIMITED PARTNERSHIP AGREEMENT